UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2026	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Jati Widagdo ---------------------------------------------------- (Signature) Jati Widagdo SVP Corporate Secretary

Number	:	Tel.42/LP 000/COP-M0000000/2026

Jakarta,	June 3, 2026

To

Board of Commissioners of the Indonesian Financial Services Authority

Attn. Chief Executive of Capital Market Supervision, Derivative Finance and Carbon Exchanges

Sumitro Djojohadikusumo Building

Jl. Lapangan Banteng Timur No.2-4

Jakarta 10710

Re	:	Divestiture of TelkomMetra’s entire equity stake in AdMedika Group

Dear Sir/Madam,

In compliance with the Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/”OJK”) Regulation No. 31/POJK.04/2015 on Disclosure of Material Information or Facts by Issuers or Public Companies, as lastly amended by OJK Regulation No. 45 of 2024 on Development and Reinforcement of Issuers and Public Companies, we hereby inform you that:

Issuer Name	:	PT Telkom Indonesia (Persero) Tbk
Business Sector	:	Telecommunication
Phone	:	(021) 5215109
E-mail Address	:	investor@telkom.co.id

1.	Information or Material Facts	Divestiture of TelkomMetra’s entire equity stake in AdMedika Group
2.	Date	June 2, 2026
3.	Description

PT Telkom Indonesia (Persero) Tbk (“TELKOM”) enhances its business fundamentals by restructuring its portfolio and transitioning into four Strategic Holding pillars: Digital infrastructure, integrated B2C service, B2B ICT service, and International.

To strengthen its business fundamentals and portfolio restructuring, TELKOM is also streamlining its current non-core portfolio, so that in the future TELKOM will be more focused, agile, and competitive on the global stage.

As part of the implementation of this transformation, on June 2, 2026, PT Multimedia Nusantara (“TELKOMMETRA”), as a direct subsidiary of Telkom, alongside PT Metra Digital Investama Ventura (“MDI”), divested their entire shareholdings in PT Administrasi Medika (“AdMedika”).

This corporate action was executed not only simplifying portfolio, but also to unlock value, and align with PT Danantara Asset Management Persero (“DAM”)’s strategic aspirations regarding subsidiary streamlining in State-Owned Enterprises.

Subsequently, this transaction proceeded through a divestment scheme (100%) of TelkomMetra and MDI’s entire ownership in AdMedika Group through a Share Purchase Arrangement (SPA) with Global Assistance & Healthcare Singapore Pte, Ltd. (“FULLERTON”) as the Selected Purchaser. The series of transactions detailed as follows:

1.
Subject Shares

452.330 (Four hundred fifty two thousand three hundred thirty) shares, or 100% of the entire capital injected in AdMedika Group.

2.
Seller
i.
TelkomMetra: 99.99% Shareholder of AdMedika Group  (452.329 shares)
ii.
MDI: 0.01% Shareholder of AdMedika Group (1 share)

3.
Purchaser

Global Assistance & Healthcare Singapore Pte, Ltd. (Fullerton)

This corporate action is expected to support Telkom Group’s ongoing transformation to be a Strategic Holding and to maximize value creation from the divestment of AdMedika Group.

4.	The Impact of the Events	This inorganic business initiative is expected to generate returns for Telkom Group on a consolidated basis.
5.	Others

The divestment of TelkomMetra’s entire equity stake in AdMedika Group does not have any material impact on the operational activities, legal standing, financial condition, or business continuity of Telkom.

Thus, we submit this report. Thank you for your attention.

Best regards,

/s/ Jati Widagdo

Jati Widagdo

SVP Corporate Secretary